manatt	Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

December 19, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Attention: Mr. Gregory Dundas and Ms. Celeste Murphy

Office of Life Sciences

Re: Moving iMage Technologies, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 12, 2019

File No. 333-234159

Dear Mr. Dundas and Ms. Murphy:

On behalf of our client, Moving iMage Technologies, Inc. (the “Company”), we hereby file Amendment No. 3 to the Company’s Registration Statement on Form S-1, as originally filed with the U.S. Securities and Exchange Commission (the “Staff”) on October 11, 2019 (the “Amendment No. 3”). Amendment No. 3 is hereby filed to provide responses to comments (the “Comments) of the staff of the Commission (the “Staff”) issued in a letter dated November 20, 2019 (the “Staff’s Letter”) relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 as filed with the Commission on November 12, 2019. Amendment No. 1 to the Company’s Registration Statement on Form S-1 was filed with the Commission on October 31, 2019. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 3. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 3.

Amendment No. 2 to Form S-1 filed November 12, 2019

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations - Year Ended June 30, 2019, page 36

1. We note from your response to prior comment 5 that your interest expense was calculated based on notes payable aggregating $1,677,000. Please reconcile this to your disclosure on page 37 that indicates pro forma interest expense was calculated based on acquisition debt of $2,100,000. In this regard, tell us how your pro forma adjustments contemplate the $1 million bridge loan signed in October 2019 and referenced on page F-12.

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626-1924 Telephone: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

manatt

December 19, 2019

Response:

The Company notes that the total consideration for the acquisition of Caddy was $2,012,899 ($108,000 representing liabilities assumed and $1,904,899 representing notes issued to Caddy) as set forth below”

Liabilities assumed	108,000
Closing Promissory Note	377,129
Balance Promissory Note	1,177,770
Indemnity Promissory Note	200,000
Adjustment Payment Promissory Note	150,000

Total	$2,012,899

Of such notes issued to Caddy, the aforementioned Adjustment Payment Promissory Note did not bear interest. Interest expense is calculated on the remaining notes issued (an aggregate of $1,754,899). The disclosures in the registration statement regarding such interest expense have been revised and reconciled accordingly.

(i)	interest expense for the three months ended September 30, 2019 includes interest expense on closing promissory notes for 90 days.

(ii)	interest expense for the year ended June 30, 2019 includes interest expense (a) on closing promissory notes for 88 days and (b) $377,000 of debt under Company’s $1.0 million bridge loan signed in October 2019 (at 13.0%) used to repay indebtedness to Caddy on closing promissory notes referenced above for 277 days.

General

2. Please update your financial statements and pro forma financial information in accordance with Rule 8-08 of Regulation S-X.

Response:

The registration statement has been revised to update all financial statements and pro forma financial information in accordance with Rule 8-08 of Regulation S-X.

manatt

December 19, 2019

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

Thomas J. Poletti

Cc: Glenn H. Sherman, PhD, Chief Executive Officer